February 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Attention: H. Yuna Peng

Re:

Collegiate Funding of Delaware, L.L.C.
File No. 333-137587
Registration Statement on Form S-3, Revised Submission

Dear Ms. Peng:

On September 25, 2006, our client, Collegiate Funding of Delaware, L.L.C. (the “Company”) delivered to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the above-referenced Registration Statement (the “Registration Statement”).  On November 17, 2006, the Company submitted its response to the Staff’s comments set forth in the Commission’s letter to us dated October 20, 2006.  On January 12, 2007, the Company submitted its response to the Staff’s comments set forth in the Commission’s letter to us dated December 13, 2006.

On behalf of the Company, submitted below are the Company’s responses to the comments (the “Comments”) of the Staff set forth in the Commission’s letter dated January 30, 2007.  The Company has also prepared a revised Registration Statement in response to the Staff’s Comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement, which reflects these revisions.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have responded to the Comment and/or have described how the Registration Statement was amended in response to the Comment.  Page references in the text of this letter correspond to the pages of the amended Registration Statement.

General

1.

Comment: We note your response to our prior comment 1 and that you are registering remarketed reset rate securities. Please confirm that you will comply with Section 15.01 of the Regulation AB Telephone Interpretations.

Response: We confirm that we will comply with Section 15.01 of the Regulation AB Telephone Interpretations.

Prospectus Supplement

Credit Enhancement, page S-10

2.

Comment: We note your response to comment 4 of our letter dated December 13, 2006. We reissue the comment, in part. Please summarize how losses not covered by credit enhancement or support will be allocated among the Class A notes. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-10 of the prospectus supplement.

Base Prospectus

Reports to Security Holders, page 148

3.

Comment: We note that you have deleted this section. Please either advise us why you believe this information is not required or insert back the disclosure.

Response: The section entitled “Reports to Securityholders,” previously on page 148 of the base prospectus, was deleted since the base prospectus (under the section also entitled “Reports to Securityholders” on page 121) and the prospectus supplement (under the section also entitled “Reports to Securityholders” on page S-59) contained similar information.  In addition, the section entitled “Reports to Securityholders” on page 121 of the base prospectus has been revised.  Please see page 121 of the base prospectus.

Part II

Item 16. Exhibits

4.

Comment: On page two of the base prospectus, you state that each series of securities may also include one or more classes of certificates. It appears that this same base prospectus will be used for the certificates as well. Please either advise why you have deleted Exhibit No. 1.2 Form of Underwriting Agreement for Certificates or file the exhibit.

Response: We have filed a form of underwriting agreement for certificates (as Exhibit No. 1.2) together with Amendment No. 3 to the Registration Statement.

Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely, /s/ Matthew P. Joseph Matthew P. Joseph

cc:

Fay Triffler

JPMorgan Chase Bank, National Association

Eve Ngan

JPMorgan Chase Bank, National Association

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